                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K


                                   (Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Fiscal Year Ended June 30, 2002

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

               For the Transition Period from ________ to ________


                         Commission File Number 1-11373


      Allegiance Retirement Plan for Union Employees of Hayward, California
      ---------------------------------------------------------------------
                            (Full Title of the Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

ALLEGIANCE RETIREMENT PLAN
FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA


Index to Financial Statements
------------------------------------------------------------------------------



Reports of Independent Auditors.......................................     3

Audited Financial Statements:

    Statements of Assets Available for Benefits as of
        June 30, 2002 and 2001........................................     5

    Statement of Changes in Assets Available for Benefits for the
        Year Ended June 30, 2002......................................     6

    Notes to Financial Statements.....................................     7

Supplemental Schedule:

    Schedule of Assets (Held at End of Year)..........................    12

Signature.............................................................    13

Exhibits:

    Exhibit 23.01 - Consent of Independent Auditors

    Exhibit 23.02 - Information Regarding Consent of Arthur Andersen LLP

                         Report of Independent Auditors


To the Plan Committee of
   Allegiance Retirement Plan for Union Employees of Hayward, California:

We have audited the accompanying statement of assets available for benefits of Allegiance Retirement Plan for Union Employees of Hayward, California as of June 30, 2002, and the related statement of changes in assets available for benefits for the year ended June 30, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 2002, and the changes in its assets available for benefits for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP
Columbus, Ohio
December 6, 2002

                    Report of Independent Public Accountants


To the Plan Committee of the
   ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (formerly "Allegiance Retirement Plan"):

We have audited the accompanying statements of net assets available for plan benefits of the ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (the Plan) as of June 30, 2001 and December 31, 2000, and the related statement of changes in net assets available for plan benefits for the six months ended June 30, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the six months ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Columbus, Ohio,
April 26, 2002


NOTE: THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP ("ANDERSEN") IN CONNECTION WITH THE ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA FORM 11-K FILING FOR THE SIX MONTHS ENDED JUNE 30, 2001. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN PERIODS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2002. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT 23.02 FOR FURTHER DISCUSSION.

      Allegiance Retirement Plan for Union Employees of Hayward, California
                   Statements of Assets Available for Benefits
                          As of June 30, 2002 and 2001


                                                  JUNE 30,
                                       ------------------------------
                                          2002                2001
                                       ----------          ----------
Assets:
    Investments                        $1,861,164          $2,761,486
                                       ----------          ----------

Assets available for benefits          $1,861,164          $2,761,486
                                       ==========          ==========



                            See accompanying notes.

      Allegiance Retirement Plan for Union Employees of Hayward, California
              Statement of Changes in Assets Available for Benefits
                        For the year ended June 30, 2002


ADDITIONS:
     Contributions:
         Employer                                                                       $    31,692
         Participant                                                                         72,163
                                                                                        -----------
     Total contributions                                                                    103,855

     Investment income                                                                       26,900
                                                                                        -----------
         Total additions                                                                    130,755

DEDUCTIONS:
     Distributions to participants                                                          895,758
     Net realized and unrealized depreciation in the fair value of investments               66,977
     Plan's interest in Master Trust net investment loss                                     56,342
     Administrative expenses                                                                 12,000
                                                                                        -----------
         Total deductions                                                                 1,031,077

Net decrease in assets                                                                     (900,322)

Assets available for benefits, beginning of year                                          2,761,486
                                                                                        -----------

Assets available for benefits, end of year                                              $ 1,861,164
                                                                                        ===========



                            See accompanying notes.

      Allegiance Retirement Plan for Union Employees of Hayward, California

                          Notes to Financial Statements
                                  June 30, 2002


1.    DESCRIPTION OF PLAN

GENERAL

The Allegiance Retirement Plan for Union Employees of Hayward, California (the
Plan) is a defined contribution plan covering substantially all union employees of the Allegiance Corporation facility located at Hayward, California who have completed 800 hours of service, as defined. Allegiance Corporation is a wholly-owned subsidiary of Cardinal Health, Inc. (the Company). This description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective January 1, 2001, the Company established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans.

Effective June 30, 2002, the Plan was amended to change the Plan year to the calendar year, with a short Plan year of July 1, 2002 to December 31, 2002.

CONTRIBUTIONS

Participants may contribute 1% to 20% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by the participants. Contributions are subject to certain limitations.

FORFEITURES

Non-vested account balances are generally forfeited upon termination. Such forfeited amounts are used to reduce future Company contributions to the Plan.

      Allegiance Retirement Plan for Union Employees of Hayward, California

                                  June 30, 2002


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, total disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

      Allegiance Retirement Plan for Union Employees of Hayward, California

                                  June 30, 2002


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.    INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets at June 30, 2002 and 2001 are as follows:

                                                                2002               2001
                                                             -----------        -----------
         Plan's Interest in Master Trust                     $ 1,440,306        $ 1,853,662
         Cardinal Health, Inc. Common Stock                      232,853            596,424

      Allegiance Retirement Plan for Union Employees of Hayward, California

                                  June 30, 2002


4.     ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment loss, presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS
AS OF JUNE 30, 2002 AND 2001:

                                             2002                  2001
                                         ------------          ------------
Investments at fair value:
     Mutual funds                        $149,937,923          $160,986,057
     Common, Collective Trusts            370,893,945           374,001,925
                                         ------------          ------------
              Total investments          $520,831,868          $534,987,982
                                         ============          ============

The Plan's share in the Master Trust was .3% ($1,440,306) and .3% ($1,853,662) at June 30, 2002 and 2001, respectively.

MASTER TRUST
INVESTMENT INCOME (LOSS)
FOR THE YEAR ENDED JUNE 30, 2002:

Dividend and interest income                            $  12,793,471
Net depreciation in fair value
of investments:
     Mutual funds                                         (16,930,075)
     Common, Collective Trusts                            (27,974,582)
                                                        -------------
              Total investment loss                     $ (32,111,186)
                                                        =============

      Allegiance Retirement Plan for Union Employees of Hayward, California

                                  June 30, 2002



5.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

      Allegiance Retirement Plan for Union Employees of Hayward, California
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                              As of June 30, 2002


IDENTITY OF ISSUE, BORROWER,       DESCRIPTION OF INVESTMENT INCLUDING MATURITY
  LESSOR, OR SIMILAR PARTY        DATE, RATE OF INTEREST, MATURITY OR PAR VALUE           CURRENT VALUE
----------------------------      ---------------------------------------------           -------------
COMMON STOCK
*Cardinal Health, Inc. Stock                     3,792 shares                               $ 232,853

MUTUAL FUNDS
Dodge & Cox Stock Fund                             143 shares                                  14,015
PIMCO Total Return Fund                            170 shares                                   1,804
Liberty Acorn USA Fund                           2,171 shares                                  36,342
* Putnam Vista Fund                              2,173 shares                                  15,580

LOANS
Loans to participants                                                                         120,264
                                                                                            ---------

Total                                                                                       $ 420,858
                                                                                            =========

*  Denotes party-in-interest.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     ALLEGIANCE RETIREMENT
                                     PLAN FOR UNION EMPLOYEES
                                     OF HAYWARD, CALIFORNIA


Date:  December 19, 2002             /s/ Richard J. Miller
                                     ----------------------------------------
                                     Richard J. Miller, Plan Committee Member